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                               CLEAN HARBORS, INC.
                             1501 WASHINGTON STREET
                               BRAINTREE, MA 02184
                               Tel. (781) 849-1800

                                                            September 21, 2005


Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

Re:  Clean Harbors, Inc.
     Registration Statement on Form S-4
     File No. 333-126193

Ladies and Gentlemen:

     Clean Harbors, Inc. (the "Company"), acting both on its own behalf and on behalf of its subsidiaries listed as Registrant Guarantors in the Registration Statement described above, hereby withdraws the request for acceleration of the Registration Statement which the Company previously filed. That request, which is hereby being withdrawn, had been that the effective date of such Registration Statement be accelerated so that the Registration Statement, as amended, shall become effective at 3:00 p.m. on Thursday, September 22, 2005 or as soon thereafter as practicable.

                                           Very truly yours,

                                           CLEAN HARBORS, INC.



                                           By: /s/ James M. Rutledge
                                               ---------------------------------
                                               James M. Rutledge,
                                               Executive Vice President